February 23, 2007


FILED AS EDGAR CORRESPONDENCE
-----------------------------


Richard Pforte, Branch Chief
Kimberly Browning
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Excelsior Directional Hedge Fund of Funds, LLC
     File No.:  811-10083


Dear Mr. Pforte and Ms. Browning:

     Set forth below is a summary of your comments, which you provided by telephone on February 2, 2007, and our responses to your comments, on the preliminary Schedule 14A, notice, proxy statement and proxy card (collectively, the "Proxy Statement") filed on behalf of Excelsior Directional Hedge Fund of Funds, LLC (the "Fund"), pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"). All capitalized terms have the same meaning as in the Proxy Statement.

1. COMMENT: Please revise the disclosure under the heading entitled "Description of the Reorganization" to include a discussion of why the Fund's reorganization is structured as a merger of the Fund with a wholly-owned subsidiary of the New Fund.

     RESPONSE: The disclosure has been revised to include the following sentence: "The structure of the Reorganization is designed to avoid a transfer of assets of the Fund that would otherwise require the consent of the underlying funds in which the Fund invests, which consent may not be timely or given at all."

2. COMMENT: Under the heading entitled "Effect of the Reorganization," please include a pro forma table comparing current fees and expenses incurred by the Fund and fees and expenses expected to be incurred by the New Fund after the reorganization becomes effective.

     RESPONSE:  The table has been included as requested.

3. COMMENT: In the pertinent sections of the Proxy Statement please include a conspicuous statement that all costs associated with the reorganization of the Fund will be borne by the Adviser and not by the Fund or the New Fund.

     RESPONSE:  The statement has been included as requested.

Richard Pforte
Kimberly Browning
February 23, 2007
Page 2 of 3

4. COMMENT: The second sentence of the first paragraph under the heading entitled "REORGANIZATION OF THE FUND" reads as follows: "The new fund will have the same investment objective and substantially the same investment policies as the Fund." Please revise this sentence to read as follows: "The new fund will have the same investment objective and the same investment policies as the Fund, except the new fund would pursue its investment objective by investing in the Fund." Please make the corresponding changes throughout the Proxy Statement.

     RESPONSE:  The disclosure has been revised as requested.

5. COMMENT: In the section of the Proxy Statement related to the reorganization of the Fund, please include a discussion of risk factors associated with a "master/feeder" investment structure.

     RESPONSE:  The disclosure has been included as requested.

6. COMMENT: Please revise the disclosure under the heading entitled "Benefits of a Master/Feeder Structure" to include a disclaimer with respect to expected cost economies that may result from the reorganization.

     RESPONSE: The disclosure has been revised to include the following sentence: "However, there is no guarantee that such other investment funds will be successful in raising capital, or that any capital raised would be significant enough to result in any cost economies or lower the expense ratio currently borne by the Fund."

7. COMMENT: Please revise the disclosure in the second paragraph under the heading entitled "Effect of the Reorganization" to clarify that the advisory fee reduction is contractual and cannot be changed without the approval of the board of managers of the Master Fund.

     RESPONSE:  The disclosure has been revised as requested.

8. COMMENT: The fourth paragraph on page i of the Proxy Statement reads, in part, as follows: "All properly-executed proxies received before the Meeting will be voted at the Meeting and any adjournment thereof in accordance with the instructions marked thereon or otherwise as provided therein. Unless instructions to the contrary are marked, such executed proxies will be voted "FOR" each of the Proposals. IF NO INSTRUCTIONS ARE MARKED, THE EXECUTED PROXIES WILL BE VOTED "FOR" EACH OF THE PROPOSALS AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS APPOINTED AS PROXIES UPON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING." Please revise this disclosure to indicate that executed proxies received with no specified instructions will be counted for purposes of determining whether a quorum is present at the Meeting, but will have the same effect as a vote "against" the Proposal in accordance with Section 2(a)(42) of the 1940 Act.

     RESPONSE: In reliance on Rule 14a-4(b)(1) of the 1934 Act, the Fund has conferred discretionary authority to the persons appointed as proxies with respect to matters as to which a choice is not specified by the shareholder in a duly executed proxy. As required by Rule 14a-4(b)(1) of the 1934 Act, the Fund's proxy card states, in bold-face type, how it intends to vote interests represented by duly executed proxies that do not specify a choice on a matter.

Richard Pforte
Kimberly Browning
February 23, 2007
Page 3 of 3


     Section 2(a)(42) of the 1940 Act addresses the requirements relating to the vote of a majority of the outstanding voting securities of a company, but does not specifically address the procedures for determining whether a form of proxy appropriately confers discretionary authority to the persons appointed as proxies nor does it address whether the proxies may use such discretionary authority to vote interests represented by duly executed proxies with no specified instructions. We believe that the approach taken by the Fund is consistent with applicable law and we have not amended the proxy statement or proxy card.


     I hereby acknowledge on behalf of, and with the express authority granted by, the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the definitive proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to call the undersigned at (203) 975-4057 with any questions or comments.

     Very truly yours,

     /s/ Marina Belaya
     -----------------
     Marina Belaya, Esq.